EXHIBIT 12.1

DAVITA INC.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose is defined as pretax income from continuing operations adjusted by adding fixed charges other than interest capitalized during the period. Fixed charges is defined as the total of debt interest, amortization of financing costs, and the estimated interest component of rental expense on operating leases.

	Six months ended June 30, 2002	Year ended December 31,
		2001	2000	1999	1998	1997
	(dollars in thousands)
Earnings adjusted for fixed charges:
Income (loss) before income taxes, extraordinary items and cumulative effect of a change in accounting principle	$126,206	$240,938	$44,935	$(181,826)	$48,641	$81,178

Add:
Interest expense and amortization of financing costs	32,211	72,438	116,637	110,797	84,003	29,082
Interest portion of rental expense	9,959	18,116	17,140	17,501	12,992	8,196

	42,170	90,554	133,777	128,298	96,995	37,278

Earnings (loss) before income taxes, extraordinary items, cumulative effect of a change in accounting principle and fixed charges	$168,376	$331,492	$178,712	$(53,528)	$145,636	$118,456

Fixed charges:
Interest expense and amortization of financing costs	32,211	72,438	116,637	110,797	84,003	29,082
Capitalized interest	772	751	1,125	709	804	685
Interest portion of rental expense	9,959	18,116	17,140	17,501	12,992	8,196

Total fixed charges	$42,942	$91,305	$134,902	$129,007	$97,799	$37,963

Ratio of earnings to fixed charges	3.92	3.63	1.32	(a)	1.49	3.12

(a)	Due to the Company’s loss in 1999, the ratio coverage was less than 1:1. The Company would have had to generate additional earnings of $182,535 to achieve a coverage ratio of 1:1.